SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Netflix Inc.

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, N.W., Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

TO:

FROM: Brady Gordon (brady.gordon@seiu.org)

SUBJECT:  Vote FOR Proposal #10 to Adopt a Majority Vote Standard for Director Elections at Netflix, Inc.

Dear fellow Netflix shareowner:

The Service Employees International Union and California State Teachers’ Retirement System urge you to vote FOR Proposal #10 regarding majority vote for director elections at the Netflix, Inc. annual meeting of stockholders on June 6, 2017. The proposal would amend Netflix's bylaws to require directors to be elected by a majority of shares voting at a meeting except in the case of a contested election.

The proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis both recently recommended shareholders support the proposal. ISS concluded it would give shareholders “a more meaningful voice in the election of directors and further enhance the company's corporate governance practices.”

In addition, Bloomberg BNA covered Netflix’s ongoing governance issues in a May 26th article titled “Netflix Board Too Comfortable in Seats, Investors Say,” available here [https://www.bna.com/netflix-board-comfortable-n73014451614/]

For further reference, please see our letter to Netflix shareowners, which is attached and available on the SEC’s Edgar website [https://www.sec.gov/Archives/edgar/data/1065280/000107643917000005/shletter.htm].  Feel free to contact me or Aeisha Mastagni at AMastagni@calstrs.com if you would like to discuss this important vote.

Sincerely,

Brady Gordon, CFA

Service Employees International Union

brady.gordon@seiu.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.